Ronald E. Alper

Office of Real Estate & Construction

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

January 30, 2024

Re: Neptune REM, LLC

Offering Statement on Form 1-A

Filed November 9, 2023

File No. 024-12356

Dear Mr. Alper:

We acknowledge receipt of comments in your letter of December 6, 2023 regarding the Offering Statement of Neptune REM, LLC (the “Company”), which we have set out below, together with our responses.

Offering Statement on Form 1-A filed November 9, 2023 General

1.	We note the disclosure of page 27 that the “termination of an offering for a Series will occur on the earliest to occur of (i) the date subscriptions for the maximum number of Series Interests offered for a Series have been accepted or (ii) a date determined by our Managing Member in its sole discretion.” We also note that you reserve the right to reject any subscriptions, in whole or in part, for any reason. We also note your disclosure on page 29 that, “The company has the right to refuse to sell the Series Interests to any prospective investor or for any reason in its sole discretion … in the company’s sole discretion, it may establish a limit on the purchase of Series Interests by particular prospective investors.” As it appears that you have an undetermined time to process subscription requests and can reject or delay a subscription for any reason, please provide us your detailed analysis as to whether your offering should be considered to be a delayed offering and not a continuous offering within the meaning of Rule 251(d)(3)(i)(F) of Regulation A. For example, if multiple persons subscribe at the same time, your current disclosure appears to indicate that you have the ability to accept the subscription and deliver shares to one purchaser and delay acceptance and delivery of shares to another.

Response: The Company has amended the disclosure on page 2 and in “Plan of Distribution” in accordance with your request.

The Company notes that it intends to conduct rolling or continuous closings on an ongoing basis (so not all investors will receive their shares on the same date). The Company does not intend to delay rolling closings of subscriptions. Rather the Company requires time to process subscriptions and maintains the right to reject such subscriptions. The Company has been advised by service providers that investor due diligence and settlement in online best-efforts offerings takes longer than in firm commitment offerings for public companies. Settlement depends on the accuracy and completeness of a subscriber’s subscription. For example, a subscriber may not send money at the time he/she subscribes, or may use a credit card that requires some time to clear. Subscribers may also forget to include certain information and the Company's broker may have to make several attempts to gather that information to complete the subscription process. The Company will accept a subscription (i.e., hold a Closing) within 30 calendar days after due diligence is successfully completed. Given the timing of completion of diligence, it is possible that the Company could conduct a Closing every weekday, which would be administratively burdensome. In order to reduce the number of Closings, the Company may wait until it has completed due diligence on several investments before it holds a Closing.

The Company notes that there would be no suspension or delay of the offering while ongoing rolling closings take place; the offering will continue without any interruptions.

The Company believes that the rolling closings described above comply with Rule 251(d)(3)(i)(F) because the securities offering will commence within two calendar days after qualification and will be made on a continuous basis for a period in excess of 30 calendar days from the date of initial qualification and will be offered in an amount that the Company currently believes (and at the time of qualification will believe) is reasonably expected to be offered and sold within a period that is two years or less from the initial qualification date.

2.	We note your disclosure that the company may undertake one or more closings on a rolling basis. As applicable, please revise to clarify when an initial closing will take place and when any subsequent closing following such initial closing will take place. Please also revise to indicate how long the company will take to accept or reject the subscription agreements submitted by investors.

Response: The Company has revised its disclosure in “Plan of Distribution” and on page 2. “The Company expects the initial closing will take place within thirty days after qualification of its offering. After the initial closing of this offering, as set out above, the Company will accept a subscription (i.e., hold a closing) within 30 calendar days after due diligence is successfully completed.” Given the timing of completion of diligence, it is possible that the Company could conduct a closing every weekday, which would be administratively burdensome. In order to reduce the number of Closings, the Company may wait until it has completed due diligence on several investments before it holds a closing.

3.	We note that in Item 4 in Part I of Form 1-A, you have indicated that you do not intend this offering to last more than one year. Please reconcile your disclosure in Item 4 in Part I with your disclosure in the Offering Circular in the second paragraph on page 2, and elsewhere, that the offering may last more than one year.

Response: The Company has amended Item 4 in Part I of Form 1-A, to indicate that it intends this offering to last more than one year.

Risk Factors

Risks Related to the Offering

An investment in the Interests is highly illiquid., page 23

4.	Please reconcile the disclosure here, and elsewhere in the Offering Statement, stating that the Series Interests are highly illiquid and that there is no public trading market for the Series Interests, with the RealBricks website (at https://www.realbricks.com) advertising the secondary market for shares in numerous places such as “Sell your shares whenever you want”, “Our secondary market lets you trade your shares just like a blue chip stock.”, “Sell your shares for cash whenever you want”, “Unprecedented liquidity”, “Exploring Secondary Markets in Real Estate” and “Secondary Market opening soon”. We may have further comment.

Response: The Company has revised the RealBricks website (at https://www.realbricks.com) to remove advertising the secondary market for shares in numerous places including the statements noted in the Staff’s comment.

In addition, the Company has revised its Risk Factors to include the following Risk Factor on page 23 of the Offering Circular and has deleted its Risk Factor entitled “An investment in the Interests is highly illiquid. You may never be able to sell or otherwise dispose of your Series Interests.”

The company does not have a public trading market for its Series Interests. While it intends to seek a quotation on PPEX, there can be no guarantee that a secondary market may develop, or if it does, as to the volume or pricing with respect to any secondary trading that might develop. There is currently no public market for the company’s Series Interests and we have no plans to list the company’s Series Interests on a national stock exchange. We plan to seek a quotation for the company's Series Interests on PPEX. Even assuming our application for quotation is accepted, there can be no assurance as to the volume or level of any trading that will develop. The PPEX does not employ market makers to provide liquidity, unlike national securities exchanges. Until the company’s Series Interests are listed, if ever, you may not sell the company’s Series Interests unless the buyer meets the applicable suitability and minimum purchase standards. In addition, our Operating Agreement prohibits the ownership of more than 9.8% outstanding Interests in a Series in value or number of our Series Interests, or such other percentage set forth in the applicable Series Designation or as determined by the Managing Member in its sole discretion and as may be waived by the Managing Member in its sole discretion, which may inhibit large investors from purchasing your Series Interests. This restriction will be enforced by the company in accordance with its Operating Agreement, pursuant to which the company has the right to void transfers of its Series Interests that would result in ownership of more than 9.8% in value or number of Interests of a Series. Therefore, it may be difficult for you to sell the company’s Series Interests at the time you wish to do so, if you are able to sell them at all. If you are able to sell your Series Interests, you may have to sell them at a substantial discount to their public offering price. It is also likely that the company’s Series Interests would not be accepted by any lender as the primary collateral for a loan. Because of the illiquid nature of our Series Interests, you should purchase the company’s Series Interests only as a long-term investment and be prepared to hold them for an indefinite period of time.

Moreover, the Company has added disclosure regarding PPEX and its intention to have the Series Interests available to trade on the PPEX ATS.

Forum Selection Provision, page 30

5.	We note the disclosure, on page 30, that the subscription agreement includes forum selection provisions that exclude any claims under the federal securities laws. Additionally, we note in the section “Jury Trial Waiver”, on page 30, that the subscription agreement includes jury trial waiver provisions that exclude any claims under the federal securities laws. Additionally, your risk factor disclosure indicates that both the operating agreement and subscription agreement include forum selection and jury trial waiver provisions that exclude any claims under the federal securities laws, as noted on pages 24 and 25. Finally, we note that Section 15.08 of the Operating Agreement of Neptune REM, LLC (Exhibit 2.2) includes forum selection and jury trial waiver provisions that include matters arising under the federal securities laws. Please revise to address these inconsistencies.

Response: The Company has revised Section 15.08 of the Operating Agreement with respect to forum selection and jury trial waiver to exclude matters arising under the federal securities laws.

Security Ownership of Management and Certain Security Holders, page 52

6.	Please identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the managing member.

Response: The Company has revised its disclosure under “Security Ownership of Management and Certain Security Holders” to identify that as of January 16, 2023, Chris Gerardi owns 24.93%, Ahmed Khaleel owns 27.56% and Keven Cottrell owns 15.13% of the outstanding common shares of our Managing Member, Terra Mint Group Corp.

7.	Please revise to address the beneficial ownership of Neptune REM LLC.

Response: The Company has revised its disclosure under “Security Ownership of Management and Certain Security Holders” to identify that as of January 16, 2023, Chris Gerardi owns 24.93%, Ahmed Khaleel owns 27.56% and Keven Cottrell owns 15.13% of the outstanding common shares of our Managing Member, Terra Mint Group Corp.

8.	We do not understand your presentation of the beneficial ownership table on page 52. Why does the table reflect “Number of shares to be owned”? We also don’t understand your statement about “At the closing of the Cedar Ridge Series, the Dalmore Series, the Templeton Series and the Woody Creek Series Offerings.” Finally, we note the statement “The table below shows the Series Interests owned by our Managing Member as of March 20, 2023, the date of designation of the respective series.” The beneficial ownership table needs to reflect the beneficial ownership as of the most recent practicably date. See Item 12(a) in Part II of Form 1-A. Also advise us why the Manager currently owns the noted Series Interests. We may have further comment.

Response: The Company has revised the disclosure and deleted the beneficial ownership table as requested by the Staff.

Forum Selection Provisions, page 59

9.	We note your statement that “[t]he company’s Operating Agreement includes a forum selection provision that requires any suit, action, or proceeding … based on any matter arising out of or in connection with the Operating Agreement … excluding matters arising under the federal securities laws, be brought in state or federal court of competent jurisdiction located within the State of Wyoming.” We also note that the company’s Operating Agreement (Exhibit 2.2 – Operating Agreement of Neptune REM, LLC) in Section 15.08(a) states that “This Agreement and the rights of the parties shall be governed by and construed in accordance with the laws of the State of Delaware.” Additionally, the subscription agreements, in Section 6, also indicate that the agreements shall be governed by the laws of the State of Delaware. Please revise to reconcile the inconsistency referring to the State of Wyoming.

Response: The Company has revised the disclosure on page 59 to conform with the Operating Agreement and changed the forum selection provision to Delaware.

If you have additional comments or questions, please feel free to contact me at jill@crowdchecklaw.com.

Sincerely,

/s/ Jill Wallach
Jill Wallach
Counsel
CrowdCheck Law LLP

cc:   David Link, Securities and Exchange Commission

Kevin Cottrell, Terra Mint Group, Corp.